Mail Stop 3561

August 17, 2009

Mr. David D. Selmon
Chief Executive Officer
Tropical PC, Inc.
3118 W. Parkwood Ave., #111
Webster, TX 77598

> **Re:** **Tropical PC, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 14, 2009**
> **File No. 000-52171**

Dear Mr. Selmon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 14, 2009

1. Upon review of your Form 10-KSB for the fiscal year ended December 31, 2007, we noted a going concern modification. Please amend your Form 8-K to address this opinion modification in accordance with Item 304(a)(1)(ii) of Regulation S-K.

2. We note that you have not consulted with Seale and Beers, CPAs regarding the matters set forth in Item 304(a)(1)(v) of Regulation S-K. Please revise to state

you have not consulted with Seale and Beers CPAs regarding matters set forth in Item 304(a)(2) of Regulation S-K, if applicable.

3.   Please file an updated letter from Moore & Associates, Chartered, as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K. This letter should reflect their agreement or disagreement with any disclosures in your amended Form 8-K filing.

4.   We note the periods your accountants reported on in your Form 10-K for the fiscal year ended December 31, 2008 (i.e. September 22, 2004 (inception) through December 31, 2008). This appears inconsistent with letter from Moore & Associates, Chartered, which states they reported on the period from February 23, 2007 (inception) through June 30, 2009. Please have your former accountants update their letter to revise this inconsistency.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David D. Selmon
Tropical PC, Inc.
August 17, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3727.

Sincerely,

William J. Kearns
Staff Accountant